UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number 1-14522

Open Joint Stock Company

VIMPEL-COMMUNICATIONS

(Translation of Registrant’s Name Into English)

10 ULITSA 8-MARTA, BUILDING 14, MOSCOW, RUSSIAN FEDERATION 127083

(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):             .)

        (Inidicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

             .)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Open Joint Stock Company “Vimpel-Communications”
(Registrant)

Date	December 23, 2003	By:	/s/Alexander V. Izosimov
Alexander V. Izosimov Chief Executive Officer and General Director

VIMPELCOM ANNOUNCES CLOSING OF REDEMPTION

OF ITS 5.5% SENIOR CONVERTIBLE NOTES

Moscow and New York (December 23, 2003) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”), a leading provider of wireless telecommunications services in Russia, today announced that it closed the redemption of its 5.5% Senior Convertible Notes due 2005 (the “Notes”) on the redemption date of December 22, 2003. VimpelCom announced the redemption on November 20, 2003. As of that date, the aggregate principal amount outstanding of the Notes was approximately $67.2 million. The Notes were issued by VimpelCom B.V., VimpelCom’s indirect wholly-owned subsidiary, and VimpelCom fully and unconditionally guaranteed VimpelCom B.V.’s obligations under the Notes, including the performance by VimpelCom B.V. of its conversion obligation.

Between November 20, 2003 and December 17, 2003, holders of Notes with an aggregate principal amount of US$66.2 million converted their Notes into 2,449,011 ADSs of the Company at the specified conversion price per ADS. The Company paid an aggregate of US$707.07 for fractional shares in connection with the conversion.

On December 22, 2003, the Company remitted to The Bank of New York the funds to redeem the outstanding unconverted Notes with an aggregate principal amount of US$1.0 million. The outstanding Notes are redeemable at US$1,241.76 per US$1,000.00 principal amount of the Notes. The redemption amount consists of the redemption price of $1,219.76 per $1,000 principal amount of the Notes, plus US$22.00 of accrued and unpaid interest thereon from July 28, 2003 up to but not including December 22, 2003.

The original principal amount of the Notes as issued on July 28, 2000 was $75.0 million. By November 20, 2003, holders of Notes with an aggregate principal amount of US$7.8 million converted their Notes into 288,554 ADSs of the Company at the specified conversion price per ADS. The Company paid an aggregate of US$83.39 for fractional shares in connection with the conversions.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line” brand, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.